EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(Dollars in thousands)	2004	2003	2004	2003
I. Earnings:
Net income	$3,965	$4,135	$11,923	$9,614
Fixed charges excluding preferred stock dividends	—	—	—	—

Earnings before fixed charges	$3,965	$4,135	$11,923	$9,614

II. Fixed charges:
Preferred stock dividends	$3,563	$3,563	$10,689	$8,562

III. Ratios of earnings to fixed charges	1.11x	1.16x	1.12x	1.12x

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